Exhibit 3

Part II: Activities of the Broker-Dealer Operator and its Affiliates

Item 6:   Activities of Service Providers

   a.   Does any employee of the Broker-Dealer Operator or its Affiliate that services both the operations of the NMS Stock ATS and any other business unit or any Affiliate of the Broker-Dealer Operator ("shared employee") have access to confidential trading information on the NMS Stock ATS?

     ☒ Yes ☐ No

     If yes, identify the business unit, Affiliate, or both that the shared employee services, and provide a summary of the role and responsibilities of the shared employee at the ATS and the business unit, Affiliate, or both that the shared employee services.

     Answer: The parent and sole member of IntelligentCross, Imperative Execution Inc. ("Imperative Execution"), is in the business of developing and licensing the technology that underlies the ATS platform operated by IntelligentCross.   Imperative Execution licenses such technology to IntelligentCross pursuant to an expense sharing agreement between IntelligentCross and Imperative Execution. There are certain employees of Imperative Execution ("Shared Employees") that are IntelligentCross registered persons with FINRA ("Registered Persons"). All Shared Employees have access to Subscriber confidential trading information, as the only business line of IntelligentCross is that of operating the ATS. Additionally, certain Shared Employees of Imperative Execution have access to confidential trading information of the ATS but only under the supervision of an IntelligentCross Registered Person. The Imperative Execution employees that have access to confidential trading information (as defined in Part II, Item 7.a) are in senior management or are engineers that are responsible for the maintenance of the technology that Imperative Execution licenses to IntelligentCross.   Neither IntelligentCross or Imperative Execution operate any other regulated business activities (e.g., market making, or other financial services).

   b.   Does any entity, other than the Broker-Dealer Operator, support the services or functionalities of the NMS Stock ATS ("service provider") that are required to be explained in Part III of this form?

     ☒ Yes ☐ No

     If yes, both identify the service provider and provide a summary of the role and responsibilities of the service provider in response to the applicable Item number in Part III of this form, as required. List the applicable Item number here. If there are services or functionalities that are not applicable to Part III, identify the service provider, the services and functionalities, and also provide a summary of the role and responsibilities of the service provider here.

     Answer:

The parent and sole member of IntelligentCross, Imperative Execution is in the business of developing and licensing the technology that underlies the ATS platform operated by IntelligentCross. Imperative Execution licenses such technology to IntelligentCross pursuant to an expense sharing agreement between IntelligentCross and Imperative Execution. Please see Part III, Item 11 for additional information regarding the functions of Imperative Execution.

Pico Quantitative Trading ("Pico") is the ATS's managed co-location and network provider. Pico provides networking services and on-site assistance in the data center where the ATS's equipment is hosted. All Subscribers must connect to Pico in order to establish connectivity with IntelligentCross. Further information on Pico is contained in Part III, Item 6.

Additionally, as referenced in Part III, Item 22, IntelligentCross has entered into a clearing agreements with Wedbush Clearing Services and Instinet, LLC ("Clearing Firms"), an which are NASD and NYSE member firms and a members of the National Securities Clearing Corporation, to provide for clearance and settlement of transactions executed on the ATS. Instinet, LLC serves as IntelligentCross's primary clearing firm while Wedbush Clearing Services acts as a backup clearing firm.

The ATS has contracted with several consultants ("Consultants"), including IntelligentCross's Chief Compliance Officer and Financial and Operations Principal ("FINOP") who are Registered Persons with the Broker-Dealer Operator and not employees of Imperative Execution or IntelligentCross.

If yes to Item 6(b), does the service provider, or any of its Affiliates, use the NMS Stock ATS services?

☒ Yes ☐ No

c. If yes, identify the service provider, or the Affiliate as applicable, and the ATS services that the service provider or its Affiliates use.

Instinet, LLC, is a subscriber to the ATS and provides clearance and settlement of transactions executed on the ATS.

d. If yes to Item 6(c), are the services that the NMS Stock ATS offers and provides to the entity required to be identified in Item 6(c) the same for all Subscribers?

☒ Yes ☐ No

If no, identify and explain any differences.

Item 7:   Protection of Confidential Trading Information

a. Describe the written safeguards and written procedures to protect the confidential trading information of Subscribers to the NMS Stock ATS, including:

  i.   written standards controlling employees of the ATS that trade for employees' accounts; and

ii.   written oversight procedures to ensure that the safeguards and
procedures described above are implemented and followed.

Answer: IntelligentCross has implemented written safeguards and procedures designed to protect the confidential trading information of its Subscribers.

Access to Confidential Trading Information

Preliminarily, IntelligentCross notes that the operation of the ATS is the sole activity of the broker-dealer and IntelligentCross does not have any other business units. As such, all Shared Employees and Imperative Execution employees are responsible for the operation of the ATS or for the ATS's compliance with Reg. ATS or other applicable rules. Nevertheless, in accordance with the provisions of Rule 301(b)(10), a Series 24 registered supervisor of IntelligentCross ensures that the ATS restricts access to Subscriber confidential trading information, which includes Subscribers' real time and historical orders and executions ("Subscriber Confidential Trading Information"), to Shared Employees and Imperative Execution employees who are operating the ATS or responsible for its compliance with Reg. ATS or any other applicable rules. Determinations regarding granting access to Subscriber Confidential Trading Information are completed on a case-by-case basis. In making determinations, the ATS considers the function of the Shared Employees, Imperative Execution employees and the Consultants. and the type of Subscriber Confidential Trading Information being accessed. Individuals with access to Subscriber Confidential Trading Information are only authorized to use such information for its intended purpose and cannot disseminate or give such information to anyone not authorized to receive that information.

Those individuals responsible for the operation of the ATS have controlled access via unique login credentials to view a Subscriber's orders and trades in the ATS systems. If an order has been made available to IntelligentCross, it resides on the IntelligentCross server, but such data is only accessible by IntelligentCross operations personnel or Imperative Execution personnel as supervised by IntelligentCross Registered Persons. IntelligentCross requires such personnel to understand the authorized uses of such information and requires such personnel to acknowledge, in the form of an attestation, this understanding. Personnel undergo annual compliance training that includes materials related to protecting confidential trading information.

Requests for access to real-time Subscriber Confidential Trading Information must be approved by the CEO/COO of the ATS or their designee. The requests must be for individuals involved in the operation or compliance functions of the ATS. IntelligentCross conducts at least quarterly reviews of the individuals that have access to Subscriber Confidential Trading Information to ensure its continued compliance with Rule 301(b)(10). As part of the review, IntelligentCross confirms that individuals with access to Subscriber Confidential Trading Information continue to have a valid need to access such information.

IntelligentCross protects against unauthorized access to or use of Subscriber Confidential Trading Information by use of a password system. Login credentials and passwords are required to gain access to systems containing confidential trading information. Passwords are required to be changed periodically and are disabled for terminated individuals or those no longer requiring access. Because the ATS is the sole business unit of IntelligentCross, the ATS does not maintain physical separation barriers.

With respect to the ATS's service provider Pico, Pico employs a dedicated, segregated management environment to provide secure access for management of customer and customer facing systems. The environment is protected via a defense in-depth strategy, utilizing a combination of firewalls, network access controls, intrusion detection systems and 2-factor authentication. Customer systems and networks utilize access control lists enforcing the appropriate segmentation and prevention of unauthorized access or data exfiltration. Controls and their effectiveness are actively monitored by a dedicated information security group utilizing a Security Information Event Management system (SIEM), ensuring deviations or anomalies are detected, alerted and reported in a timely manner.

With respect to Wedbush and Instinet, the ATS's clearing providers, ~~it is a~~they are broker dealer entit~~y~~ies that are~~is~~ subject to the various rules and requirements that broker-dealers adhere to as part of their day-to-day operations. IntelligentCross has ~~an~~ agreements with Wedbush and Instinet that contain~~s~~ standard confidentiality provisions that further protect Subscriber Confidential Trading Information from potential misuse.

IntelligentCross is required to report transactions executed in the IntelligentCross ATS to the consolidated tape via a FINRA Trade Reporting Facility (TRF).

Personal Securities Transactions

IntelligentCross policies and procedures require pre-approval of personal securities transactions by Registered Persons of the ATS and require a 30-day holding period.

The policies and procedures cover all securities transactions in outside brokerage accounts directed by employees, including but not limited to transactions in securities issued by a company (e.g. stocks, bonds), transactions in any reference securities (e.g. options, preferred stock, futures), and transactions in any packaged products including but not limited to mutual funds and exchange traded funds.

Registered Persons are not permitted to day trade in any securities. They must submit a request in writing or via email to the CCO and CEO prior to each personal securities transaction and must obtain approval from either the CCO or CEO prior to effecting a personal securities transaction. Associated Persons must submit a form or standard email request to the CCO and CEO that identifies:

     Security Name & Symbol
     Purchase or Sale
     Quantity

For Sales: Compliance with 30 Day Holding Period

Compliance personnel conduct periodic reviews of individuals brokerage accounts to ensure compliance with IntelligentCross policies and procedures regarding personal securities transactions.

b. Can a Subscriber consent to the disclosure of its confidential trading information to any Person (not including those employees of the NMS Stock ATS who are operating the system or responsible for its compliance with applicable rules)?

☐ Yes ☒ No

If yes, explain how and under what conditions.

c. If yes to Item 7(b), can a Subscriber withdraw consent to the disclosure of its confidential trading information to any Person (not including those employees of the NMS Stock ATS who are operating the system or responsible for its compliance with applicable rules)?

☐ Yes ☐ No

If yes, explain how and under what conditions.

d. Provide a summary of the roles and responsibilities of any Persons that have access to confidential trading information, the confidential trading information that is accessible by them, and the basis for the access.

The Shared Employees, certain Imperative Execution employees, the CCO, and the FINOP, and employees at Pico, ~~and~~ Wedbush, and Instinet have access to Subscriber Confidential Trading Information. Generally, Shared Employees and Imperative Execution employees have access to both real-time and historical order and trade information; however, certain individuals may be provided access to only historical order and trade information given their job function. For example, the CCO and FINOP who are Consultants do not have access to real-time Subscriber Confidential Trading Information. Shared Employees and Imperative Execution employees have access to Subscriber Confidential Trading Information to ensure proper operations and maintenance of the ATS. As a network provider, Pico will have access to confidential information because they monitor IntelligentCross's network and host IntelligentCross's equipment. As IntelligentCross's clearing service providers, Wedbush and Instinet will have access to Subscriber execution information but not order information.

Part III: Manner of Operations

Item 19:   Fees

a. Identify and describe any fees or charges for use of the NMS Stock ATS services, including the type of fees (e.g., subscription, connectivity), the structure of the fees (e.g., fixed, volume-based, transaction-based), variables that impact the fees (e.g., types of securities traded, block orders, form of connectivity to the ATS), differentiation among types of Subscribers (e.g., broker-dealers, institutional investors, retail) and range of fees (e.g., high and low).

Answer: For the Midpoint Discrete Matching Process and the Discrete Bid/Offer Matching Process Fee/Fee, the Base Rate charged by IntelligentCross is .0008 per share for each side of a transaction. The Base Rate for the Discrete Bid/Offer Matching Process Maker/Taker is (.0028) rebate per share for Subscribers that provide liquidity and .0030 per share fee for Subscribers that remove liquidity.

The Base Rate for the Discrete Bid/Offer Matching Process Taker/Maker is (.0016) rebate per share for Subscribers that remove liquidity and .0020 per share fee for Subscribers that provide liquidity.

The other fees incurred by Subscribers of the ATS are SRO fees and fees charged by our clearing providers, Wedbush and Instinet.

The ATS passes through certain regulatory fees (including FINRA's Section 3 fee and Trading Activity Fee ("TAF") for Subscribers who are not FINRA members), and fees billed to the ATS for Subscribers through third-party providers for accessing market data.

b. Identify and describe any fees or charges for use of the NMS Stock ATS services that are bundled with the Subscriber's use of non-ATS services or products offered by the Broker-Dealer Operator or its Affiliates, including a summary of the bundled services and products, the structure of the fee, variables that impact the fee, differentiation among types of Subscribers, and range of fees.

Answer: N/A.

c. Identify and describe any rebate or discount of fees or charges required to be identified in Items 19(a) and 19(b), including the type of rebate or discount, structure of the rebate or discount, variables that impact the rebate or discount, differentiation among types of Subscribers, and range of rebate or discount.

Answer: With respect to trading in the Midpoint Discrete Matching Process and the Discrete Bid/Offer Matching Process Fee/Fee, there are two ways existing ATS Subscribers can pay lower fees, ("Subscriber Fee Discount"), as described below:

1. Total Composite Volume (TCV) Incentive*--if average daily participation of TCV is:

TCV %	Commission rate per share traded
=> 12 bps of TCV	2 mils per share
=> 10 bps of TCV	3 mils per share
=> 8 bps of TCV	4 mils per share
=> 4 bps of TCV	6 mils per share
=> Base Rate	8 mils per share

*Criteria

- The Base Rate is the same for all Subscribers. Any Subscriber Fee Discount Rate will be calculated retroactively on all shares traded for that calendar month and will be rounded down.
- TCV is the total market volume in all NMS Stocks reported to the Consolidated Tape.

2. Active Order Incentive**

Live in 100 to 300 unique symbols at a time (on average) 6 mils per share
Live in 301 to 700 unique symbols at a time (on average) 4 mils per share
Live in 701 to 1000 unique symbols at a time (on average) 3 mils per share
Live in over 1000 unique symbols at a time (on average) 2 mils per share

**Criteria
- On a per symbol basis, orders must be 95% marketable where marketable means: (1) for the Midpoint Discrete Matching Process orders priced at NBBO midpoint or more aggressive than midpoint and (2) the Discrete Bid/Offer Matching Process Fee/Fee buy orders priced at the NBB or above and sell orders at the NBO or below.
- IntelligentCross will monitor open orders every few minutes to calculate the average unique symbols in the book on a daily basis.
- Have a minimum allow execution quantity (MinQty tag) of less than or equal to 100 shares.
- Not be an IOC Order.
- Rate will be calculated retroactively on all shares traded for that calendar month and will be rounded down.
- If a Subscriber is live for a symbol in both the Midpoint Discrete Matching Process and the Discrete Bid/Offer Matching Process Fee/Fee, it will count twice for purposes of qualifying for the Active Order Incentive.

Trading in the Discrete Bid/Offer Matching Process Maker/Taker and Discrete Bid/Offer Matching Process Taker/Maker will not be taken into account for purposes of qualifying for the Subscriber Fee Discount. If a Subscriber qualifies for a Subscriber Fee Discount, the pricing will apply to their trading activity in both the Midpoint Discrete Matching Process and the Discrete Bid/Offer Matching Process Fee/Fee. The ATS can offer the Subscriber Fee Discount to allow new Subscribers to receive the Subscriber Fee Discount and pay the lowest fee charged to any existing Subscriber based on the above criteria for up to three months.

Item 22:   Clearance and Settlement

a. Describe any procedures and material arrangements undertaken to facilitate the clearance and settlement of transactions on the NMS Stock ATS (e.g., whether the ATS becomes a counterparty, whether it submits trades to a registered clearing agency, or whether it requires Subscribers to have arrangements with a clearing firm).

Answer: IntelligentCross has ~~an~~ agreements with Wedbush Clearing Services and Instinet, LLC, ~~a~~ members of the National Securities Clearing Corporation, to act on behalf of IntelligentCross to clear and settle all transactions executed on the ATS, and Wedbush and Instinet submits all the ATS's executions to NSCC for clearing and to DTC for settling. Instinet, LLC serves as IntelligentCross's primary clearing firm while Wedbush Clearing Services acts as a backup clearing firm. All Subscribers must have clearing brokers that are NSCC/DTC members. IntelligentCross is a counterparty to all trades on the ATS and Subscribers know only that IntelligentCross was the counterparty to their trade.

b. Are the procedures and material arrangements undertaken to facilitate the clearance and settlement of transactions on the NMS Stock ATS the same for all Subscribers and the Broker-Dealer Operator?

☒ Yes ☐ No

If no, identify and explain any differences.